Exhibit (a)(1)(D)

Offer Deadline: 5:00 P.M., New York City time, on December 7, 2020
CFUNDS LIFE SETTLEMENT, LLC
an entity managed by Contrarian Capital Management, L.L.C.

October 28, 2020

Attn: Life Partners Position Holder Trust Interest Holders:

You are receiving this letter and the enclosed materials because you are a holder of position holder trust interests (the “Trust Interests”) issued by Life Partners Position Holder Trust (the “Trust”). The Trust, and its affiliate Life Partners IRA Holder Partnership, LLC (the “Partnership”), were formed under a bankruptcy plan of reorganization to satisfy the claims of creditors holding fractional interests in life insurance policies on third parties marketed by affiliates of the Life Partners Holdings, Inc.

CFunds Life Settlement, LLC is offering to purchase up to 71,635,237 Trust Interests for a cash price of $0.14 per Trust Interest, subject to certain deductions as described below. Our tender offer presents an opportunity to holders of Trust Interests to receive cash for their Trust Interests now, rather than wait for possible distributions from the Trust in the future. Based upon the records provided to us by the Trust, if you tendered all of your Trust Interests you could receive a cash payment in the amount indicated below.1

Number of Trust Interests:
Cash You Could Receive if You Tendered All Your Trust Interests:

Important: We may deduct from the purchase price any withholding taxes and the amount of any dividends, distributions and other remittances paid by the Trust based upon a record date occurring from the date hereof until the date and time the Trust Interests are accepted by us for payment, subject to applicable law. In addition, if there are any liens on your Trust Interests or you owe the Trust or any of its respective agents, premiums, fees or catch-up payments, we will use a portion of the cash price payable to you to pay off such liens or other obligations.

1 This assumes that the tender offer is not oversubscribed. If the tender offer is oversubscribed, the number of Trust Interests we accept for purchase, and the cash you receive, will be proportionately reduced.

The offer price of $0.14 per Trust Interest represents a discount of approximately 26.3% from the net asset value of $0.19 per Trust Interest on June 30, 2020, as disclosed in the Trust’s last quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020. The offer price takes into account, in our opinion, the many years it will take for the Trust to liquidate its assets and distribute the proceeds to its investors. According to the Trust’s public filings, the Trust was originally anticipated to terminate by December 2026, but the Bankruptcy Court can extend its life no more than four times, with each extension not exceeding five years, or potentially an additional 20 years. While the Partnership does not have an established termination date, the Partnership has disclosed in its public filings that it expects to be wound down by the Trustee as Manager when the liquidation of the Trust is complete.

CFunds Life Settlement, LLC is a wholly owned subsidiary of Contrarian Funds, L.L.C. and Contrarian Capital Management, L.L.C is the non-member manager of Contrarian Funds, L.L.C. As of September 30, 2020, Contrarian Capital Management, L.L.C. had in excess of $4.0 billion of assets under management, including assets of Contrarian Funds, L.L.C. and other investment funds managed by Contrarian Capital Management, L.L.C.

Enclosed with this letter, you will find:

•	An Offer to Purchase, which describes the terms and conditions of the tender offer, and contains other important information about the offer.
•	A WHITE Assignment Form labeled Position Holder Trust Interests and IRS Form W-9 that you must use to accept the offer.

Tendering Your Trust Interests

To participate in the tender offer and receive cash for your Trust Interests, you have to submit a physical Assignment Form and IRS Form W-9 (or other appropriate tax form). There are a number of ways to submit the Assignment Form and IRS Form W-9 (or other appropriate tax form). You may submit the Assignment Form:

•	to Continental Stock Transfer & Trust Company, the Depositary for the offer:

If delivering by mail, hand, overnight or courier to the Depositary:	If delivering by fax to the Depositary:
Continental Stock Transfer & Trust Company Attn: Corporate Actions 1 State Street, 30th Floor New York, New York 10004	Continental Stock Transfer & Trust Company Reference: Life Partners Tender Offer Fax No.: (212) 616-7610

•	to the Offeror by email at Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, who will then forward the Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary;

•	to Sanford Scott & Company by email at Mike Knowles at mbk@asmcapital.com or Seth Moskowitz at scm@asmcapital.com, who will then forward the Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary; or

•

to the Depositary for the offer, by uploading the Assignment Form and other required documents to the following secure website: https://cstt.citrixdata.com/r-re8715e7bcef4efd8. Note, when providing your information, we cannot accept “automated Word font signatures” and if using an electronic utility to gather a signature (such as Docusign) we will need the certificate of completion, as well. Additionally, in order to avoid processing delays, kindly label your documents with your name and date.

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You must complete and sign the Assignment Form and IRS Form W-9 (or other appropriate tax form), and any other required documents, and return it no later than 5:00 P.M., New York City time, on December 7, 2020 to Continental Stock Transfer & Trust Company, the Depositary for the tender offer. The Trust Interests are not represented by certificates, and you are not required to submit any certificate in order to receive the purchase price for your Trust Interests.

If you are signing the Assignment Form in a representative capacity, you will also be required to furnish proof of your authority. For example, if you are signing as an officer of a corporation, you should submit an officer’s certificate to evidence your authority. If you are signing as a trustee of a trust, you should submit a certificate of incumbency.

We note that we have commenced another offer to purchase outstanding IRA partnership interests (the “Partnership Interests”) issued by the Partnership. While each offer is separate, the two offers are conditioned on one another. We will not close one without closing the other at the same time. If you hold and wish to tender both your Partnership Interests and Trust Interests, you must complete a separate Assignment Form and IRS Form W-9 (or other appropriate tax form) for each offer.

Other Information

If the conditions to the tender offer are satisfied, and you properly tender your Trust Interests prior to the deadline, you will receive payment for your Trust Interests by check. The check will be mailed to your address, as it appears on the register of Trust Interest holders maintained by the Trust, following the expiration of the tender offer, anticipated to be within three business days of the expiration date.

You should read the Offer to Purchase for more complete information about the tender offer. If you have any questions, you may contact the Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

You may also contact Sanford Scott & Company’s representatives, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.

Sincerely,

CFUNDS LIFE SETTLEMENT, LLC

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